

Mail Stop 3720

April 21, 2009

Mr. Neil Blosch
Chief Executive Officer, Principal Accounting Officer
Ultra Sun Corp.
1532 East St. Marks Court
Salt Lake City, Utah 84124

> **RE: Ultra Sun Corp.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-53571**

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The Commission File Number designated for your filings submitted under the Securities Exchange Act of 1934 is 000-53571. Revise the cover page to denote the correct Commission File Number.

Exhibits 31.1 & 31.2. Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

2.   We note the language you have provided in the certifications required by Exchange Act Rule 13a-14(a) does not match the exact form of the certifications.

Please revise your filing to include certifications with language reflecting the exact form of the certifications as required by Item 601(b)(31) of Regulation S-K.

Exhibit 32.1. Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

3.   We note you included the certification required by Exchange Act Rule 13a-14(b) for Princeton Security Technologies, Inc. Please amend your filing and furnish the certification required by Section 906 of the Sarbanes-Oxley Act of 2002 for the Annual Report on Form 10-K of Ultra Sun Corp. In addition, please advise us how you determined that your disclosure controls and procedures were effective in light of the certifications you filed and furnished as exhibits to your Form 10-K.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Victor Schwarz, Esq.
     VIA FACSIMILE: (801) 685-0949